

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 23, 2010

Via U.S. Mail and Facsimile

Kay M. Hoveland
President, Chief Executive Officer and Director
Kaiser Federal Financial Group, Inc.
1359 North Grand Avenue
Covina, CA 91724

> **Re: Kaiser Federal Financial Group, Inc.
> Registration Statement on Form S-1
> Filed May 28, 2010
> File No. 333-167179**

Dear Ms. Hoveland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 28, 2010

General

1. We note that you are offering shares of common stock in the subscription offering to your tax-qualified employee benefit plans, including Kaiser Federal Bank's 401(k) plan. Please tell us why you have not registered the

offer and sale of Kaiser Federal Financial Group, Inc. common stock to
participants in the 401(k) plan.

2. We note that you filed a registration statement on Form S-1 on September 27,
    2007 and that the filing was declared effective on November 9, 2007. We
    also note, however, that the registrant made no '34 Act filings subsequent to
    the date the registration statement became effective. Please tell us how you
    concluded that you did not have a continuing reporting obligation under
    Section 15(d) of the Securities Exchange Act of 1934 after the registration
    statement was declared effective. Please note that we are aware that the
    offering was terminated after the registration statement was declared
    effective, that a post-effective amendment on Form S-1 was filed on
    December 17, 2007 for the purpose of deregistering the shares relating to the
    offering and that the post-effective amendment was declared effective on
    December 20, 2007.

3. To the extent applicable, please revise future Exchange Act filings by Kaiser
    Federal Financial Group, Inc. to address the comments below.

4. Prior to the effectiveness of the registration statement, please provide the staff
    with a letter from FINRA indicating whether FINRA objects to the selling
    agent arrangements in this offering.

Prospectus Cover Page

5. Please confirm that the company will not use the prospectus before the
    effective date of the registration statement. In the alternative, please revise to
    include an appropriate "subject to completion" legend on the cover page of
    the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Risk Factors, page 20

Further deterioration of economic conditions, page 20

6. Please revise this risk factor to disclose the percentage of loans delinquent 90
    days to total loans for both periods presented. Please also revise to disclose
    the percentage of non-performing loans to total loans for both periods. We
    note the disclosure on page 36 of the percentage of non-performing loans to

total loans. In addition, disclose whether the ratios have improved or deteriorated since March 31, 2010.

<u>There may be a decrease in stockholders' rights …, page 33</u>

7. Revise the caption to change the word "may" to "will." In addition, use bullets instead of (i), (ii), etc.

<u>Management, page 117</u>

<u>Transactions with Certain Related Persons, page 131</u>

8. Please revise this section to disclose the information required by Item 404(b) of Regulation S-K.

<u>Proxy Statement/Prospectus</u>

<u>Management, page 33</u>

9. Please revise to disclose whether, and if so how, the nominating committee considers diversity in identifying nominees for director. If the committee has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the committee assesses the effectiveness of its policy. Refer to Item 407(c)(2)(vi) of Regulation S-K.

10. Please revise to include the disclosure required by Item 407(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Richard S. Garabedian, Esq.
       Benjamin M. Azoff, Esq.
       Michael Epshteyn, Esq.
           Luse Gorman Pomerenk & Schick, P.C.